SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

São Paulo – August 15, 2022 – Nu Holdings Ltd. (“Nu”, “Nu Holdings” or “the Company”) (NYSE: NU | B3: NUBR33), Nu, one of the world’s largest digital banking platforms, today reported its unaudited results for the quarter ended on June 30, 2022 (Q2'22). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q2’22 Financial and Operating Results

Added 5.7 million customers in the quarter and 23.6 million year-on-year (YoY), reaching a total of 65.3 million customers, a 57% YoY increase, reinforcing Nu’s position as one of the largest digital banking platforms in the world.

Revenues of $1.2 billion, +230% YoY on FX neutral basis (FXN), and Monthly Average Revenue per Active Customer (ARPAC) of $7.8, +105% YoY FXN.
Deposits of $13.3 billion, +87% YoY FXN, and Interest-Earning Portfolio of $3.2 billion, +220% YoY FXN. Loan-to -deposit ratio remained at 24%.
Leading indicators have remained stable and asset quality continued normalizing post pandemic: Nu's NPL 15-90 remained at 3.7%[1] while 90+ reached 4.1%[1]. 1: Data for Brazil only.

Strategic Initiatives and Business Update

Growing and More Engaged Customer Base. Nu ended Q2'22 with a record 65.3 million customers, reaching historical highs for both retail customers and SMEs. Brazilian customers increased 51% YoY to 62.3 million, with an activity rate setting a record high of 80%. Nu customers now represent 36% of the country’s adult population. Moreover, Nu has become the primary bank for over 55% of the monthly active customers who have been with the Company for over a year. In Mexico, Nu´s customer base increased over 6x YoY to 2.7 million, consolidating the Company’s position as the largest issuer of new credit cards in the country since H2’21[2]. In Colombia, the Company believes that it has become the largest issuer of new credit cards in H1’22[2], having reached around 314,000 customers in the quarter. Together these two countries added nearly 700,000 unique customers in the second quarter.

Increasing Client Engagement by Building a Multi-Product Platform. During the quarter, the core products, which include credit cards, Nu Account, and personal loans reached 29 million, 45 million, and 4 million active customers, respectively.

In addition to these three core products, insurance, launched last year, reached over 700,000 active policies, the direct-to-consumer investment platform, NuInvest, reached over 5 million active customers and, the Nucripto product reached 1 million customers in July 2022, only 3 weeks after its launch.

Sustaining Growth of Deposit Franchise.  Deposits increased 87% YoY FXN, reaching $13.3 billion in Q2'22, with an average funding cost below the CDI rate, Brazil’s risk-free rate. This implied significant excess liquidity, as reflected in Nu’s 24% loan-to-deposit ratio.

Expanding Interest-Earning Portfolio. Portfolio increased 220% YoY FXN, reaching $3.2 billion in Q2'22. Growth was driven primarily by the ramp up of personal loans, which increased 250% YoY FXN to $2.1 billion[3] in Q2'22 and accounted for 23% of the total portfolio, compared to 13% in Q2'21. Growth was also driven by new credit card consumer finance products launched during the past 12 months, including purchase financing, bank slip (boleto) financing and bill refinancing.

Increasing Nu's Share of Customer's Financial Lives.  ARPAC expanded 105% YoY FXN to $7.8 in Q2'22, mostly driven by the maturation of the Company's customer cohorts, customers' activity rate and the rollout of new products.

Sustaining Low Cost to Serve. Monthly Average Cost to Serve Per Active Customer reached $0.8 in Q2'22 while remaining flat YoY FXN. In Q1'22, Nu recognized a one-time effect in the average cost to serve and, in Q2'22, it was impacted by the USD to BRL average FX rate appreciation. Excluding both effects, the average cost to serve would have remained stable compared to Q1’22 and demonstrates the Company’s ability to scale the platform with sustainable cost advantages.

2: Source - Banxico and SFC.
3: Figures do not consider the changes to the write-off estimates implemented in the second quarter of 2022 to ensure better comparability across the applicable periods.

Second Quarter 2022	1

Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended June 30, 2022 and 2021 and March 31, 2022. See definitions on page 11.

Summary of Consolidated Operating Metrics
CUSTOMERS METRICS	Q2'22	Q2'21	Q1'22
Number of Customers (in millions)	65.3	41.7	59.6
Number of Customers growth (%)	57%	12%	61%
Monthly Active Customers (in millions)	52.3	29.9	46.5
Activity Rate	80%	72%	78%
CUSTOMER ACTIVITY METRICS
Purchase Volume (in US$ billions)	20.0	9.9	15.9
Purchase Volume growth (%)	102%	32%	112%
Monthly Average Revenue per Active Customer (in $)	7.8	4.0	6.7
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.8	0.7
FX NEUTRAL
Purchase Volume (FX Neutral) (in US$ billions)	20.0	10.3	16.2
Purchase Volume growth (%)	94%	24%	94%
Monthly Average Revenue per Active Customer (in $)	7.8	3.8	6.0
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.8	0.6
CUSTOMER BALANCES
Deposits (in $ billions)	13.3	7.5	12.6
Deposits growth (%)	77%	134%	129%
Interest-Earning Portfolio (in $ billions)	3.2	1.0	3.1
Interest-Earning growth (%)	220%	67%	417%
FX NEUTRAL
Deposits (in $ billions)	13.3	7.1	11.4
Deposits growth (%)	87%	115%	93%
Interest-Earning Portfolio (in $ billions)	3.2	1.0	2.8
Interest-Earning growth (%)	220%	43%	343%

Summary of Consolidated Financial Metrics
COMPANY FINANCIAL METRICS	Q2'22	Q2'21	Q1'22
Revenue (in $ millions)	1,157.5	336.1	877.2
Revenue growth (%)	244%	107%	258%
Gross Profit (in $ millions)	363.5	166.4	294.1
Gross Profit Margin (%)	31%	50%	34%
Credit Loss Allowance Expenses / Credit Portfolio (%)	3%	3%	3%
Loss (in $ millions)	(29.9)	(15.2)	(45.1)
Adjusted Net Income (Loss) (in $ millions)	17.0	16.5	10.1
FX NEUTRAL
Revenue (in $ millions)	1,157.5	351.0	891.4
Revenue growth (%)	230%	99%	226%
Gross Profit (in $ millions)	363.5	173.8	298.8
Gross Profit Margin (%)	31%	50%	34%
Loss (in $ million)	(29.9)	(15.8)	(45.8)
Adjusted Net Income (Loss) (in $ millions)	17.0	17.2	10.3

Second Quarter 2022	2

Customers increased 57% YoY to 65.3 million in Q2’22. In Brazil, customers totaled 62.3 million, with the SME customer base increasing 150%, growing to 2.0 million customers as of June 30, 2022, from 0.8 million as of June 30, 2021. In Mexico, Nu´s customer base increased over 6x and reached 2.7 million customers. In Colombia, the number of customers grew to around 314,000.

Activity Rate increased 8.5 pp to 80% as of June 30, 2022, from 72% at the close of Q2'21, reaching another historic high, and reflecting increased engagement, along with product upsell and cross-sell to customers who continue migrating more of their financial lives to Nu’s digital platform.

Purchase Volume reached $20 billion in Q2'22, expanding 94% YoY FXN, ranking Nu as Brazil’s #4 cards player in Brazil this quarter, in terms of purchase of volume. Volume expansion was driven by both growth in Nu’s customer base and by the maturation of Nu’s existing customers cohorts as well as by higher usage across Nu’s product portfolio that comprises of credit, prepaid, secured and Ultraviolet cards.

Deposits increased 87% YoY FXN to $13.3 billion on June 30, 2022, reflecting growth in Nu’s customer base together with the ongoing execution of the Company's strategy to grow its deposit franchise, a key pillar of its funding strategy.

Second Quarter 2022	3

Note 1: All data presented is for Brazil only.

Note 2: Boleto payments: allows customers to use their credit card for paying bills in installments Purchase financing: allows customers to transform existing CC purchases in installments, directly in the app Refinancing: allows customer to renegotiate existing installment plans into a single plan

Note 3: Market balances excluding Nu.

Note 4: IEP account for all interest-bearing balances including all late balances.

Source: Nu, BACEN.

Interest-Earning Portfolio (IEP) reached $3.2 billion on June 30, 2022, increasing 220% YoY FXN, and consists of credit cards and personal loans. During Q2’22, Nu repriced and moderated the relative growth of the personal loan portfolio, aiming at strengthening the Company’s credit resilience, given a more uncertain short-term outlook for the Brazilian economy. At the same time, the evolution of the credit card IEP has been consistently expanding as a result of the introduction of new products and features that allow Nu customers to use their credit cards as a means of financing, with the non-late IEP primarily growing the most. These new features include the ability to finance (i) bank slips; (ii) individual purchases into installments; and (iii) PIX transfers, in all cases using existing credit card limits.

Monthly Average Revenue per Active Customer (ARPAC) increased 105% YoY FXN, to $7.8 in Q2'22. This increase largely reflects the maturation of Nu’s customer cohorts, the rollout of new products and features, as well as a healthy increase in transaction volumes, the robust expansion of Nu´s interest-earning portfolio, and growth in purchase volumes and related interchange fees.

Monthly Average Cost to Serve Per Active Customer remained unchanged at $0.8 in Q2'22 compared to Q2'21, both on a remaining flat in YoY and YoY FXN basis, which reflects the low expenses per customer, a result of Nu's focus on operating efficiency and the sustained expansion of the Company's ecosystem at scale.

Second Quarter 2022	4

As shown in the charts below, Nu’s customer cohorts reflect a sustained expansion in the ratios and growth of primary banking accounts, number of products per monthly active customer, and monthly ARPAC.

Compounding Effect of More Engagement and More Cross-Sell Driving ARPAC Expansion

Active Customers Using NuAccount as their Primary bank account (%)
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
70%
60%
50%
40%
30%
20%
10%
0%
Total: 55%
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65

Number of Products per Active Client
4,0
3,0
2,0
1,0
Average: 3.7
1Q17
2Q22
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65

Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
US$ month/ customer
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Avg. monthly ARPAC of $7.8/month while some mature cohorts already reach ~$21/month
Average: US$7.8
1Q17
2Q22
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65

Illustrative view of how 90+ delinquency indicators lag 15-90 leading indicators

As a risk metric, **NPL 90+**, particularly for low-duration portfolios, is a ratio that provides a lagged view of asset quality. This is due to the accumulation of delinquent loans that move from early delinquency as the portfolio ages. Short-term credit performance tends to be better captured in leading indicators, such as **NPL 15-90**.

Second Quarter 2022	5

Note 1: Illustration assumptions i) Same amount originated monthly ii) Constant amortization rate iii) Constant roll rates.

Note 2: Portfolio is equal to the sum of all cohorts' overtime.

Note 3: The illustration assumes write-off at month 12 of delinquency.

Source: Nu.

Write-off methodology In Q2’22, Nu adopted a new write-off methodology for personal loans to better align write-offs with the recovery expectations, per IFRS guidelines. The new methodology anticipates write-offs for non-performing personal loans at 120+ days instead of 360+ days, while credit card write-off days remained at 360+ days. For both products, Nu applies a partial write-off methodology, which means that only the "expected recovery" part of a loan that is written off is maintained on the balance sheet, under Stage 3. This change brings two impacts to the NPL trends in two ways: (i) it reduces 90+ NPL ratios by virtue of eliminating 121-360 days delinquent loans from both the numerator and the denominator of that calculation, and (ii) it increases the NPL 15-90 for personal loans, as it reduces the denominator of the ratio. Such changes do not have any impact on Nu’s P&L as these write-offs had already been fully provisioned using the ECL methodology under IFRS 9.

Early Delinquency Indicators Show Stability In The Second Quarter

Note 1: Both graphs refer to Brazil's NPL only. In Q2’22, we reviewed the methodology for recovering contracted cash flows from unsecured cash flow overdue low and 360 days +120 days. Our credit card write-off methodology remains unchanged at 360+ days.

Note 2: Data for Brazil only.
Source: Nu

Second Quarter 2022	6

Non-Performing Loans Delinquency Nu's NPL 15-90 as a leading indicator shows a stable picture of asset quality. Remaining at 3.7%, the ratio suggests that the post-Covid normalization cycle may have run its course. 90+ delinquency measures increased from 3.5%4 to 4.1%4, in line with Nu’s expectations. The normalization cycle in credit cards is still working its way through the 90+ measure as the delinquency inventories flow through the later-stage buckets.

Portfolio Growth Continues to be the Main Driver of Provision Balance Increase

The provision balance grew by $129 million on a FX neutral basis and following the aforementioned change in the write-off methodology. Additional provisions associated with the growth in the credit portfolio accounted for approximately 85% of this increase. The residual amount of $39 million is related to the effect of worsening risk. In the context of IFRS 9 and given the low duration of Nu’s portfolio, additional risk provisions tend to be more sensitive to the variation in 15-90 delinquency as compared to the 90+ delinquency.

Note 1: The information presented is for Nu Holdings and includes both credit card and personal loans provision balance.

Note 2: Amounts presented in FX neutral.

Note 3: In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Our write-off methodology for credit cards remained unchanged at 360+ days.

Source: Nu.

4: Data for Brazil only.

Second Quarter 2022	7

Strong Capital and Liquidity Position to Navigate the Cycle

Note 1: It considers the capital requirements for Nu Financeira S.A. (“NuFIN”), our main financial institution, as of June 30, 22, according to CMN Resolution No. 4.955/21, as well as our commitment to maintain a 14% of minimum total capital ratio. For the purposes of this analysis, we did not consider the Central Bank of Brazil Circular No. 3.681/13, in effect as of June 30, 2022, and applicable to Nu Pagamentos S.A. (“NuPAG”), our main payment institution. The related capital requirements amounted to US$66M as of Q2 22. NuHoldings Cash considers an additional USD 47M already remitted to the Participation Fund.

Source: Nu

Capital

As of June 30, 2022, Nu continued to show a strong capital position with NuFin’s adjusted capital reaching $3.9 billion, of which 79% was cash and cash equivalents.

Liquidity

At the end of Q2'22, Nu had an interest-earning portfolio of $3.2 billion, while total deposits were more than four times this amount at with $13.3 billion.

Second Quarter 2022	8

REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue increased 244% YoY, or 230% YoY FXN, to another record high of $1.2 billion in Q2’22.

Revenue ($ million)	Q2'22	Q2'21
Interest Income and Gains (Losses) on Financial Instruments	853.0	184.9
Fee and Commission Income	304.5	151.2
Total	1,157.5	336.1
FX Neutral
Interest Income and Gains (Losses) on Financial Instruments	853.0	193.1
Fee and Commission Income	304.5	157.9
Total	1,157.5	351.0

Interest Income and Gains (Losses) on Financial Instruments totaled $853.0 million in Q2’22, increasing 361% YoY, or 342% YoY FXN, resulting mainly from higher net interest income in the consumer finance portfolio, that consists of personal loans and credit cards. The increase also reflects the rise in Brazil’s interest rates during Q2'22 (the interbank deposit rate (CDI) averaged 12.4% p.a. in Q2'22 versus 3.2% p.a. in Q2’21) coupled with an increase in financial assets, related to the further expansion of Nu’s continued to expand its retail credit services in Brazil. Fee and Commission Income in Q2´22 was $304.5 million, increasing 101% YoY, or 93% YoY FXN. This was mainly due to higher interchange fees, driven by increased credit and debit card purchase volumes as Nu continues to expand its customer base and their activity rates rise.

Second Quarter 2022	9

Cost of Financial and Transactional Services Provided

Cost of Financial and Transactional Services Provided increased 368% YoY, or 348% YoY FXN to $794 million in the Q2'22. This cost represented 69% of revenue in Q2'22, compared to 50% in Q2'21, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ Million)	Q2'22	Q2'21
Interest and Other Financial Expenses	(407.5)	(57.2)
Transactional Expenses	(48.0)	(29.8)
Credit Loss Allowance Expenses	(338.5)	(82.7)
Total	(794.0)	(169.7)
% of Revenue	69%	50%
FX Neutral
Interest and Other Financial Expenses	(407.5)	(59.7)
Transactional Expenses	(48.0)	(31.1)
Credit Loss Allowance Expenses	(338.5)	(86.4)
Total	(794.0)	(177.2)
% Of Revenue	69%	50%

The increase in Interest and Other Financial Expenses was mainly due to higher interest expenses on retail deposits that resulted from the increase in Brazil’s interest rates as well as the expansion of Nu’s retail deposits balance. The increase of Nu’s interest-earning portfolio directly impacts the expansion of the Credit Loss Allowance Expenses as explained below.

Illustrative IFRS View
Cumulative Gross Profit Illustration
X
ECL
1
2
3
4
5
6
7
8
9
10
11
12

Illustrative Cash Flow View
Cumulative Gross Profit Illustration
X
1
2
3
4
5
6
7
8
9
10
11
12

Note 1: Excludes loans disbursements and payments.
Source: Nu.

What is an ECL credit provisioning methodology and how does this impact credit loss allowance expenses and gross profit margins?

Higher credit loss allowance expenses resulted from the rapid growth of Nu's Credit portfolio and related Expected Credit Losses (ECL) under IFRS 9 standards, under which non-cash loan loss provisions are recognized upfront at the time a loan is granted and before it has generated any revenue. This generates a mismatch between Nu´s ECL allowances expenses and the expected revenue associated with the loans granted

Second Quarter 2022	10

Gross Profit

Gross Profit increased 118% YoY and 109% YoY FXN to $363.5 million in Q2’22. The gross profit margin was 31% compared to 50% in Q2'21, reflecting the impact of ECL credit provisioning under IFRS 9, as well as the impact of the higher interbank deposit rate, which had a positive effect on revenues, while increasing interest expenses to a lesser extent, negatively impacting gross margins in the short-term. As the loan portfolio matures and interest rates stabilize, Nu expects gross margins to converge to those observed for more mature cohorts in the past.

OPERATING EXPENSES

Operating Expenses totaled $388.1 million in Q2'22, up 124% YoY, or 115% YoY FXN, but declined to 34% of total revenues from 51% in Q2'21. The main driver behind the absolute increase in operating expenses was the 90%, or 82% YoY FXN, growth in customer support and operations expenses, reflecting the 57% increase in Nu’s customer base as well as investments to further enhance the overall user experience.  In addition, General and Administrative Expenses increased 88% YoY, or 80% YoY FXN, principally due to higher share-based compensation related to the effect of associated payroll taxes expenses that arose from the YoY change in Nu’s share price, and to an increase in headcount during the period.

Operating Expenses ($ million)	Q2'22	Q2'21
Customer Support and Operations	(77.7)	(41.0)
General and Administrative Expenses	(229.5)	(122.3)
Marketing Expenses	(36.2)	(14.6)
Other Income (expenses)	(44.7)	5.0
Total	(388.1)	(172.9)
% of Revenue	34%	51%
FX Neutral
Customer Support and Operations	(77.7)	(42.8)
General and Administrative Expenses	(229.5)	(127.7)
Marketing Expenses	(36.2)	(15.2)
Other Income (expenses)	(44.7)	5.2
Total	(388.1)	(180.6)
% of Revenue	34%	51%

Operating Leverage

Operating leverage is a key component of our platform and can be observed in two fronts. First, as Nu expands its credit portfolio, the Company optimizes the use of the large and low-cost deposit base and expands the net interest margin (NIM). Second, as the overall revenue level increases, there is further dilution of the low-cost operating platform and improvement of the efficiency levels.

Second Quarter 2022	11

Note 1: NII (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: NIM stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.
Note 3: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees & Commission Income.
Note 4: SBC refers to Share Based compensation.
Source: Nu.

EARNINGS

Net Income (Loss)

Nu reported a Net Loss of $29.9 million in Q2'22 compared to $15.2 million Net Loss in Q2'21, as a result of higher share-based compensation and related tax effects in the quarter.

Adjusted Net Income (Loss)

In Q2'22, Nu reported an Adjusted Net Income of $17.0 million compared to $16.5 million Adjusted Net Income in Q2'21, also as a result of higher share-based compensation and related tax effects in the quarter.

Adjusted Net Income (Loss) is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu’s share-based compensation as well as the tax effects related to these items. For more information, please see “Non-IFRS Financial Measures and Reconciliations- Adjusted Net Income Reconciliation".

Second Quarter 2022	12

Conference Call

August 15, 2022
at 6:00 p.m. ET (7:00 p.m. BRT)

Access details
www.investors.nu

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Second Quarter 2022	13

Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

Bacen – Central Bank of Brazil.

CAC - means customer acquisition costs and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing.

CDI (“Certificado de Depósito Interbancário”) - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu´s credit operations, including loans and credit cards.
Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX”) Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu´s financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see “Non-IFRS Financial Measures and Reconciliations”.

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Lagged – 15-90 NPL Lagged is calculated by dividing the current NPL balance by the total balance average between Montht-1 and Montht-3; 90 NPL Lagged is calculated by dividing the current NPL balance by the total balance average between Montht-4 and Montht-12.

Loan-Deposit-Ratio (“LDR”) - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Money Boxes - A new tool to save money in an organized and personalized way, according to each person's goals, directly in the Nu app.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement period.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Second Quarter 2022	14

Net Interest Income (NII) - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin (NIM) - is defined as the annualized ratio between net interest income in the numerator and the average of cash and cash equivalents and financial assets at fair value through profit or loss in the denominator.

Nu Financeira and Nu Pagamentos - Nu Holdings’ subsidiaries in Brazil.

Number of Products per Active Customers - refers to the number of active products an active customer has.

PFM - Personal Finance Management.

Purchase Volume, or PV - is defined as the total value of transactions that are authorized through Nu´s credit and debit cards only; it does not include other payment methods that we offer such as PIX, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

SME - means small and medium-sized enterprises.

Total Portfolio - is the addition of credit card exposures and personal loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows

Second Quarter 2022	15

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian real, the official currency of Brazil.

Second Quarter 2022	16

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: Adjusted Net Income (Loss) and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for expenses and allocated tax effects on share-based compensation in such period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

  Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
  Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Second Quarter 2022	17

Adjusted Net Income Reconciliation
For the three-month period ended June 30, 2022 and 2021
(In thousands of U.S. Dollars)

Adjusted Net Income (Loss) ($ million)	Q2'22	Q2'21
Loss Attributable to Shareholders of the Parent Company	(29.9)	(15.2)
Share-based Compensation	59.8	42.5
Allocated Tax Effects on Share-based Compensation	(14.2)	(10.8)
Hedge of the Tax Effects on Share-based Compensation	1.3	0.0
Adjusted Net Income (Loss)	17.0	(16.5)

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended June 30, 2021 (R$5.209 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended June 30, 2022 (R$4.988 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended June 30, 2022 and 2021 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of June 30, 2021, by the spot Brazilian reais/U.S. dollars exchange rates as of this date  (R$4.970 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of June 30, 2022 (R$5.257 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on June 30, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.5295, MXN 20.5014 and COP 3,998.1929 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 5.3102, MXN 20.5336 and COP 3,947.0100 to US$ 1.00).

As of February 28, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1929, MXN 20.4532 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1522, MXN 20.4692 and COP 3,937.9400 to US$ 1.00).

As of March 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9620, MXN 20.5400 and COP 3,798.9841 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7417, MXN 19.8699 and COP 3,771.0500 to US$ 1.00).

Second Quarter 2022	18

As of April 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.7543, MXN 20.0793 and COP 4,019.7900 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 4.9721, MXN 20.4280 and COP 3,960.9500 to US$ 1.00).

As of May 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9513, MXN 20.0219 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7336, MXN 19.6571 and COP 3,772.1000 to US$ 1.00).

As of June 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.0586, MXN 19.9912 and COP 3,941.5970 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2568, MXN 20.1183 and COP 4,155.1100 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Second Quarter 2022	19

Profit or Loss
For the three-month period ended June 30, 2022 and 2021
(In thousands of U.S. Dollars, except loss per share)

	06/30/2022	06/30/2021

Interest income and gains (losses) on financial instruments	853,013	184,893
Fee and commission income	304,548	151,195
Total revenue	1,157,561	336,088
Interest and other financial expenses	(407,500)	(57,236)
Transactional expenses	(48,036)	(29,782)
Credit loss allowance expenses	(338,492)	(82,668)
Total cost of financial and transactional services provided	(794,028)	(169,686)
Gross profit	363,533	166,402

Operating expenses
Customer support and operations	(77,703)	(40,968)
General and administrative expenses	(229,505)	(122,295)
Marketing expenses	(36,208)	(14,631)
Other income (expenses)	(44,729)	4,954
Total operating expenses	(388,145)	(172,940)

Loss before income taxes	(24,612)	(6,538)

Income taxes
Current taxes	(96,249)	(52,248)
Deferred taxes	91,011	43,566
Total income taxes	(5,238)	(8,682)

Loss for the three-month period	(29,850)	(15,220)
Loss attributable to shareholders of the parent company	(29,697)	(15,220)
Profit attributable to non-controlling interests	(153)	-
Loss per share – Basic and Diluted	(0.0064)	(0.0111)
Weighted average number of outstanding shares – Basic and Diluted (in thousands of shares)	4,670,972	1,366,612

Second Quarter 2022	20

Financial Position
As of June 30, 2022 and December 31, 2021
(In thousands of U.S. Dollars)

	06/30/2022	12/31/2021
Assets
Cash and cash equivalents	3,701,020	2,705,675
Financial assets at fair value through profit or loss	967,329	918,332
Securities	856,994	815,962
Derivative financial instruments	109,934	101,318
Collateral for credit card operations	401	1,052
Financial assets at fair value through other comprehensive income	8,850,741	8,163,428
Securities	8,850,741	8,163,428
Financial assets at amortized cost	10,141,709	6,982,835
Compulsory and other deposits at central banks	1,552,139	938,659
Credit card receivables	6,478,470	4,780,520
Loans to customers	1,675,776	1,194,814
Other credit operations	374,188	50,349
Other financial assets at amortized cost	61,136	18,493
Other assets	331,383	232,915
Deferred tax assets	598,917	360,752
Right-of-use assets	21,888	6,426
Property, plant and equipment	18,658	14,109
Intangible assets	147,432	72,337
Goodwill	409,604	401,872
Total assets	25,188,681	19,858,681

Second Quarter 2022	21

	06/30/2022	12/31/2021
Liabilities
Financial liabilities at fair value through profit or loss	121,978	102,380
Derivative financial instruments	86,511	87,278
Instruments eligible as capital	18,554	12,056
Repurchase agreements	16,913	3,046
Financial liabilities at amortized cost	19,695,082	14,706,713
Deposits	13,293,235	9,667,300
Payables to network	5,930,966	4,882,159
Borrowings and financing	470,881	147,243
Securitized borrowings	-	10,011
Salaries, allowances and social security contributions	88,070	97,909
Tax liabilities	219,905	241,197
Lease liabilities	25,021	7,621
Provision for lawsuits and administrative proceedings	17,288	18,082
Deferred income	36,595	30,657
Deferred tax liabilities	43,283	29,334
Other liabilities	203,300	182,247
Total liabilities	20,450,522	15,416,140

Equity
Share capital	83	83
Share premium reserve	4,962,573	4,678,585
Accumulated gain (losses)	(95,911)	(128,409)
Other comprehensive income (loss)	(128,586)	(109,227)
Equity attributable to shareholders of the parent company	4,738,159	4,441,032
Equity attributable to non-controlling interests	-	1,509
Total equity	4,738,159	4,442,541
Total liabilities and equity	25,188,681	19,858,681

Second Quarter 2022	22

Cash Flows
For the three-month period ended June 31, 2022 and 2021
(In thousands of U.S. Dollars)

	06/30/2022	06/30/2021
Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Loss for the three-month period	(74,854)	(64,703)
Adjustments:
Depreciation and amortization	18,088	5,242
Credit loss allowance expenses	625,185	165,815
Deferred income taxes	(212,710)	(78,958)
Provision for lawsuits and administrative proceedings	(1,958)	320
Losses (gains) on other investments	(5,067)	-
Losses (gains) on financial instruments	38,458	95,216
Interest accrued	8,907	4,658
Share-based payments granted	135,656	53,512
	531,705	181,102

Changes in operating assets and liabilities:
Securities	(773,539)	(1,238,495)
Compulsory deposits and others at central banks	(635,319)	(204,739)
Credit card receivables	(2,459,157)	(1,066,399)
Loans to customers	(1,145,997)	(426,329)
Other credit operations	(335,367)	-
Interbank transactions	-	(4,106)
Other assets	(145,172)	(1,353)
Deposits	3,755,012	1,579,763
Payables to network	1,086,143	608,114
Deferred income	6,149	5,216
Other liabilities	230,430	128,811

Interest paid	(8,274)	(6,707)
Income tax paid	(234,444)	(24,557)
Interest received	670,462	196,222
Cash flows (used in) generated from operating activities	542,632	(273,457)

Second Quarter 2022	23

	06/30/2022	03/31/2021
Cash flows from investing activities
Acquisition of property, plant and equipment	(7,425)	(2,010)
Acquisition of intangible assets	(45,611)	(3,492)
Acquisition of subsidiary, net of cash acquired	(10,346)	(108,993)
Acquisition of securities - equity instruments	(2,500)	-
Cash flow (used in) generated from investing activities	(65,882)	(114,495)

Cash flows from financing activities
Issuance of preferred shares	-	800,000
Issuance of shares on IPO over-allotment	36,671	-
Transactions costs from IPO over-allotment	247,998	-
Payments of securitized borrowings	(3,985)	-
Proceeds from borrowings and financing	(10,633)	(33,261)
Payments of borrowings and financing	353,878	26,955
Lease payments	(38,305)	(60,244)
Exercise of stock options	(2,416)	(2,197)
Shares repurchased	3,304	6,579
Cash flows (used in) generated from financing activities	586,512	737,832
Increase (decrease) in cash and cash equivalents	1,063,262	349,880

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents	(67,917)	(31,193)
Cash and cash equivalents - end of the year	3,701,020	2,662,467
Increase (decrease) in cash and cash equivalents	1,063,262	349,880

Second Quarter 2022	24

About Nu Holdings Ltd.

Nu is one of the world’s largest digital banking platforms, serving over 65 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Second Quarter 2022	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  August 15, 2022